Exhibit 99.1

CyberArk Software Ltd. Announces Proposed Private Offering of $750 million of 0.00%
Convertible Senior Notes due 2030

NEWTON, Mass. & PETACH TIKVA, Israel – June 4, 2025 – CyberArk Software Ltd. (Nasdaq: CYBR) (“CyberArk”), the global leader in identity security, today announced its intention to offer, subject to market conditions and other factors, $750 million aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Offering, CyberArk expects to grant the initial purchasers of the Notes a 13-day option to purchase up to an additional $125.0 million aggregate principal amount of the Notes.

The final terms of the Notes, including the initial conversion price and certain other terms, will be determined at the time of pricing of the Offering. When issued, the Notes will be senior, unsecured obligations of CyberArk. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on June 15, 2030, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to February 15, 2030, the Notes will be convertible at the option of holders only upon satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at any time until the close of business on the second scheduled trading day immediately prior to the maturity date. The Notes will be convertible into cash, ordinary shares of CyberArk or a combination thereof, with the form of consideration determined at CyberArk’s election.

CyberArk may redeem for cash (1) all of the Notes at any time on or prior to the 31st scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Notes, at any time, and from time to time, on or after June 20, 2028, and on or before the 31st scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if the last reported sale price per share of CyberArk’s ordinary shares exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

If certain corporate events that constitute a “fundamental change” occur, then, subject to a limited exception, noteholders may require CyberArk to repurchase their Notes for cash. The repurchase price will be equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, up to, but excluding, the applicable repurchase date.

In connection with the pricing of the Notes, CyberArk expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the Offering and/or their respective affiliates and/or other financial institutions (in this capacity, the “Option Counterparties”). The capped call transactions are expected to cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, up to the number of shares of CyberArk’s ordinary shares that will initially underlie the Notes. If the initial purchasers exercise their option to purchase additional Notes, then CyberArk expects to enter into additional capped call transactions with the Option Counterparties. The capped call transactions are expected to generally reduce the potential dilution to the ordinary shares of CyberArk upon any conversion of Notes and/or to offset any cash payments CyberArk is required to make in excess of the principal amount of the converted Notes, as the case may be, in the event that the market price per share of CyberArk’s ordinary shares, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, with such reduction of potential dilution and/or offset of cash payments subject to a cap.

CyberArk has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the ordinary shares of CyberArk concurrently with or shortly after the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the ordinary shares or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares and/or by purchasing or selling ordinary shares or other securities of CyberArk in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion, repurchase or redemption of the Notes, in each case, if CyberArk exercises the relevant election under the capped call transactions and in connection with any negotiated unwind or modification of the capped call transactions). This activity could also cause an increase or avoid a decrease in the market price of the ordinary shares of CyberArk or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares, if any, and value of the consideration that holders of Notes will receive upon conversion of the Notes.

CyberArk intends to use a portion of the net proceeds from the Offering to pay the cost of the capped call transactions, and the remaining net proceeds for working capital or other general corporate purposes. CyberArk may also use a portion of the net proceeds to make acquisitions or investments. However, CyberArk has not entered into any agreements or commitments for any specific acquisition or investment at this time. If the initial purchasers exercise their option to purchase additional Notes, CyberArk expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remaining net proceeds for general corporate purposes. Pending these uses, CyberArk intends to invest the net proceeds in high-quality, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

The Notes will be offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of CyberArk issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction, and unless so registered, the Notes and such ordinary shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of CyberArk issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About CyberArk

CyberArk (Nasdaq: CYBR) is the global leader in identity security, trusted by organizations around the world to secure human and machine identities in the modern enterprise. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can reduce operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere.

Forward-Looking Statements

This press release contains forward-looking statements, including, among other things, about whether CyberArk will be able to consummate the Offering, the terms of the Offering and the capped call transactions, and expectations regarding actions of the Option Counterparties and their respective affiliates. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause CyberArk’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially, including (i) changes as a result of market conditions or for other reasons, (ii) the risk that the Offering will not be consummated, (iii) the risk that the capped call transactions will not become effective, and (iv) the impact of general economic, industry or political conditions in the United States or internationally.

The forward-looking statements contained in this press release are also subject to additional risks, uncertainties, and factors, including those more fully described in CyberArk’s filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed with the SEC on March 12, 2025. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and CyberArk undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor Relations Contact:
Floris van der Veer
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Rachel Gardner
CyberArk
603-531-7229
press@cyberark.com